UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Akara Building

24 De Castro Street Wickhams Cay 1

Road Town, Tortola

British Virgin Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

APPOINTMENT OF NEW DIRECTOR AND DIRECTOR DEPARTURE

Luxoft Holding, Inc (the “Company”) announced that the Board of Directors of the Company appointed Marc Kasher as an additional independent director of the Company, effective September 25, 2013.  Mr. Kasher also has been appointed to serve on the Audit Committee of the Board, while current member Brian Monk stepped down from the Audit Committee, also effective September 25, 2013.  As compensation for his service on the Board and the Audit Committee, Mr. Kasher will receive the Company’s standard compensation available to non-employee directors of the Company.

The Company also announced that Yevgeny Senderov delivered resignation notice to the Board and consequently stepped down as a director of the Company, effective September 25, 2013.

With the above director changes, the Board of the Company now consists of Messrs. Anatoly Karachinsky, Thomas R. Pickering, Marc Kasher, Glen Granovsky and Brian Monk.  A brief profile of Marc Kasher is included below.

Marc Kasher, age 43, received his Bachelor of Arts degree from Tufts University in 1992 and his Master in Business Administration degree from Georgetown University with a concentration in finance in 1997.  Since 1998, he has been employed with PineBridge Investments (formerly known as AIG Investments), serving as a Managing Director since 2010.  In this capacity, Mr. Kasher has evaluated many potential private equity investments by PineBridge Investments, including comprehensive financial analysis and select aspects of subsequent financial review of portfolio companies.  Mr. Kasher currently serves and has served as a director of several of these portfolio companies and currently sits on the board of New Media Distribution Company, a television content producer.  Mr. Kasher has led or co-led successful investments and divestments in the media, IT, and telecommunications sectors.  Prior to PineBridge Investments, Mr. Kasher worked for USAID projects focused on privatization strategies in several countries of the former Soviet Union.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC
Date: September 26, 2013	By:	/s/ Roman Yakushkin
Name: Roman Yakushkin
Title: Chief Financial Officer